UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

MEDIROM Healthcare Technologies Inc.

(Name of Issuer)

American depositary shares, each representing one common share, no par value

(Title of Class of Securities)

58510H103

(CUSIP Number)

October 25, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 9 Pages

CUSIP No. 58510H103	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Triple One Investment Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 380,019(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 380,019(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,019(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%(2)
12	TYPE OF REPORTING PERSON* PN

(1)	Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement among MEDIROM Healthcare Technologies Inc., The Bank Of New York Mellon, and holders of the American Depositary Receipts.
(2)

This percentage is based on 5,041,950 common shares outstanding and an aggregate of 380,019 common shares, comprised of (i) 66,540 common shares underlying American Depository Shares purchased in the open market and (ii) 313,479 common shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership, which are deemed to be outstanding and to be beneficially owned by the person holding the Convertible Bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares outstanding is based on the Issuer’s Registration Statement on Form F-1/A filed by the issuer with the Securities and Exchange Commission on December 4, 2024.

CUSIP No. 58510H103	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Kabushiki Kaisha CARPE DIEM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 380,019(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 380,019(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7.1%(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%(2)
12	TYPE OF REPORTING PERSON* CO

(1)	Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement among MEDIROM Healthcare Technologies Inc., The Bank Of New York Mellon, and holders of the American Depositary Receipts. Kabushiki Kaisha CARPE DIEM is the Representative Partner of Triple One Investment Partnership. Kabushiki Kaisha CARPE DIEM disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.
(2)

This percentage is based on 5,041,950 common shares outstanding and an aggregate of 380,019 common shares, comprised of (i) 66,540 common shares underlying American Depository Shares purchased in the open market and (ii) 313,479 common shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership, which are deemed to be outstanding and to be beneficially owned by the person holding the Convertible Bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares outstanding is based on the Issuer’s Registration Statement on Form F-1/A filed by the issuer with the Securities and Exchange Commission on December 4, 2024.

CUSIP No. 58510H103	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Takao Shimura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 380,019(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 380,019(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7.1%(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%(2)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement among MEDIROM Healthcare Technologies Inc., The Bank Of New York Mellon, and holders of the American Depositary Receipts. Kabushiki Kaisha CARPE DIEM is the Representative Partner of Triple One Investment Partnership. Takao Shimura is the Representative Director of Kabushiki Kaisha CARPE DIEM, and Kabushiki Kaisha CARPE DIEM is majority owned and controlled by Takao Shimura. Mr. Shimura disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.
(2)

This percentage is based on 5,041,950 common shares outstanding and an aggregate of 380,019 common shares, comprised of (i) 66,540 common shares underlying American Depository Shares purchased in the open market and (ii) 313,479 common shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership, which are deemed to be outstanding and to be beneficially owned by the person holding the Convertible Bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares outstanding is based on the Issuer’s Registration Statement on Form F-1/A filed by the issuer with the Securities and Exchange Commission on December 4, 2024.

CUSIP No. 58510H103	13G	Page 5 of 9 Pages

Explanatory Note

Item 1.

(a)	Name of Issuer: MEDIROM Healthcare Technologies Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2-3-1, Daiba, Minato-ku, Tokyo, Japan

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

(i) Triple One Investment Partnership

(ii) Kabushiki Kaisha CARPE DIEM

(iii) Takao Shimura

(b) Address of Principal Business Office or if none, Residence:

Toranomon 33 Mori Building 3-8-21

Toranomon, Minato-ku, Tokyo

(c)	Citizenship:

Triple One Investment Partnership – Japan

Kabushiki Kaisha CARPE DIEM – Japan

Takao Shimura – Japan

(d)	Title of Class of Securities: American depositary shares, each representing one common share, no par value.

(e)	CUSIP Number: 58510H103

Item 3.	Not Applicable

Item	4. Ownership.

(a)	Amount Beneficially Owned:

Triple One Investment Partnership - 380,019. Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement among MEDIROM Healthcare Technologies Inc., The Bank Of New York Mellon, and holders of the American Depositary Receipts (the “Deposit Agreement”).

Kabushiki Kaisha CARPE DIEM - 380,019. Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement. Kabushiki Kaisha CARPE DIEM is the Representative Partner of Triple One Investment Partnership. Kabushiki Kaisha CARPE DIEM disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Takao Shimura - 380,019. Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement. Kabushiki Kaisha CARPE DIEM is the Representative Partner of Triple One Investment Partnership. Takao Shimura is the Representative Director of Kabushiki Kaisha CARPE DIEM, and Kabushiki Kaisha CARPE DIEM is majority owned and controlled by Takao Shimura. Mr. Shimura disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 58510H103	13G	Page 6 of 9 Pages

(b)	Percent of Class:

Triple One Investment Partnership – 7.1% This percentage is based on 5,041,950 common shares outstanding and an aggregate of 380,019 common shares, comprised of (i) 66,540 common shares underlying American Depository Shares purchased in the open market and (ii) 313,479 common shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership, which are deemed to be outstanding and to be beneficially owned by the person holding the Convertible Bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares outstanding is based on the Issuer’s Registration Statement on Form F-1/A filed by the issuer with the Securities and Exchange Commission on December 4, 2024.

Kabushiki Kaisha CARPE DIEM – 7.1%. This percentage is based on 5,041,950 common shares outstanding and an aggregate of 380,019 common shares, comprised of (i) 66,540 common shares underlying American Depository Shares purchased in the open market and (ii) 313,479 common shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership, which are deemed to be outstanding and to be beneficially owned by the person holding the Convertible Bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares outstanding is based on the Issuer’s Registration Statement on Form F-1/A filed by the issuer with the Securities and Exchange Commission on December 4, 2024.

Takao Shimura - 7.1%. This percentage is based on 5,041,950 common shares outstanding and an aggregate of 380,019 common shares, comprised of (i) 66,540 common shares underlying American Depository Shares purchased in the open market and (ii) 313,479 common shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership, which are deemed to be outstanding and to be beneficially owned by the person holding the Convertible Bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares outstanding is based on the Issuer’s Registration Statement on Form F-1/A filed by the issuer with the Securities and Exchange Commission on December 4, 2024.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Triple One Investment Partnership - 380,019. Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement.

Kabushiki Kaisha CARPE DIEM -380,019. Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement. Kabushiki Kaisha CARPE DIEM is the Representative Partner of Triple One Investment Partnership. Kabushiki Kaisha CARPE DIEM disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Takao Shimura - 380,019. Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement. Kabushiki Kaisha CARPE DIEM is the Representative Partner of Triple One Investment Partnership. Takao Shimura is the Representative Director of Kabushiki Kaisha CARPE DIEM, and Kabushiki Kaisha CARPE DIEM is majority owned and controlled by Takao Shimura. Mr. Shimura disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

(ii)	shared power to vote or to direct the vote:

Triple One Investment Partnership - 0.

Kabushiki Kaisha CARPE DIEM – 0

Takao Shimura – 0

(iii)	sole power to dispose or to direct the disposition of:

Triple One Investment Partnership - 380,019. Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement.

Kabushiki Kaisha CARPE DIEM - 380,019. Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement. Kabushiki Kaisha CARPE DIEM is the Representative Partner of Triple One Investment Partnership. Kabushiki Kaisha CARPE DIEM disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Takao Shimura - 380,019. Represents (i) 66,540 Common Shares underlying American Depository Shares purchased in the open market and (ii) 313,479 Common Shares issuable upon conversion of the Convertible Bonds held by Triple One Investment Partnership. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement. Kabushiki Kaisha CARPE DIEM is the Representative Partner of Triple One Investment Partnership. Takao Shimura is the Representative Director of Kabushiki Kaisha CARPE DIEM, and Kabushiki Kaisha CARPE DIEM is majority owned and controlled by Takao Shimura. Mr. Shimura disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

(iv)	shared power to dispose or to direct the disposition of:

Triple One Investment Partnership - 0.

Kabushiki Kaisha CARPE DIEM – 0

Takao Shimura – 0

CUSIP No. 58510H103	13G	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 58510H103	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2024

TRIPLE ONE INVESTMENT PARTNERSHIP

By:	Kabushiki Kaisha CARPE DIEM, its Representative Partner.

By:	/s/ Takao Shimura
Name:	Takao Shimura
Title:	Authorized Signatory

Kabushiki Kaisha CARPE DIEM

By:	/s/ Takao Shimura
Name:	Takao Shimura
Title:	Representative Director

By:	/s/ Takao Shimura
Name:	Takao Shimura

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 58510H103	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common shares, no par value, of MEDIROM Healthcare Technologies Inc., a joint stock corporation with limited liability organized under the laws of Japan, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of December 10, 2024.

TRIPLE ONE INVESTMENT PARTNERSHIP

By:	Kabushiki Kaisha CARPE DIEM, its Representative Partner.

By:	/s/ Takao Shimura
Name:	Takao Shimura
Title:	Authorized Signatory

KABUSHIKI KAISHA CARPE DIEM

By:	/s/ Takao Shimura
Name:	Takao Shimura
Title:	Representative Director

By:	/s/ Takao Shimura
Name:	Takao Shimura